Golden Hour

Profit and Loss
January - December 2023

	TOTAL
Income	
Credit Card Tips Received	37,931.47
Discounts given	-12,639.66
Sales	725,206.16
Sales of Product Income	11,634.56
Sales Tax Paid	-32,247.72
Stripe Sales	1,226.52
Wine Sales	8,753.82
Total Income	**$739,865.15**
Cost of Goods Sold	
Cost of Goods Sold - BEV	184,966.08
Inventory Adjustment	-12,018.41
Total Cost of Goods Sold - BEV	**172,947.67**
Cost of Goods Sold - FOOD	132,330.74
Supplies	44,242.97
Total Cost of Goods Sold	**$349,521.38**
GROSS PROFIT	**$390,343.77**
Expenses	
Advertising & Marketing	10,608.90
Automobile Expenses	
Gas & Fuel	1,197.41
Parking & Tolls	207.00
Vehicle Repairs & Maintenance	1,270.87
Total Automobile Expenses	**2,675.28**
Bank Charges & Fees	226.00
Stripe Fees	75.30
Toast Fees	23,248.75
Total Bank Charges & Fees	**23,550.05**
Computer & Software	7,800.48
Dues & Subscriptions	3,030.75
Entertainment	156.96
Insurance	11,427.85
Interest Paid	
Credit Card Interest	2,327.57
Total Interest Paid	**2,327.57**
Legal & Professional Fees	
Accounting Fees	7,026.15
Legal Fees	4,699.80
Total Legal & Professional Fees	**11,725.95**
Meals	6,817.50

Golden Hour

Profit and Loss
January - December 2023

	TOTAL
Office Expenses	
Office Supplies	3,211.25
Small Tools & Equipment	6,109.25
Total Office Expenses	**9,320.50**
Payroll Expenses	
Guaranteed Payment to Barclay Stratton	3,907.52
Guaranteed Payment to Evan Dunivan	20,649.00
Independent Contractor Payments	862.11
Owner's Compensation	20,676.88
Payroll Processing Fee	2,920.48
Payroll Taxes	25,440.35
Salaries & Wages	259,944.13
Total Payroll Expenses	**334,400.47**
Rent	33,656.45
Repairs & Maintenance	9,242.78
Shipping, Freight & Delivery	245.24
Taxes and Licenses	636.00
Travel	14.06
Car Rental	243.00
Taxis or Shared rides	61.38
Total Travel	**318.44**
Uniform Expense	237.59
Utilities	
Cleaning Service	2,000.00
Laundry Service	1,776.05
Phone service	1,807.69
Waste Management	35.00
Total Utilities	**5,618.74**
Total Expenses	**$473,797.50**
NET OPERATING INCOME	$ -83,453.73
Other Income	
Cash Back & Rewards	50.00
Total Other Income	**$50.00**
Other Expenses	
Mileage Reimbursement	4,083.27
Total Other Expenses	**$4,083.27**
NET OTHER INCOME	$ -4,033.27
NET INCOME	$ -87,487.00

Golden Hour

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on Hand	0.00
Horizon Bank x3504 (Expenses)	14,819.82
Horizon Bank x3562 (Income)	2,246.45
Horizon Bank x5301 (Profit)	0.00
Horizon Bank x6279 (Tax)	325.75
Total Bank Accounts	**$17,392.02**
Accounts Receivable	
House Account Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Inventory Asset (Beverage)	12,018.41
Loan to Mirian Lucero	0.00
Petty Cash Fund	588.00
Total Other Current Assets	**$12,606.41**
Total Current Assets	**$29,998.43**
Fixed Assets	
Accumulated depreciation	-32,866.00
Tools, machinery, and equipment	32,866.03
Total Fixed Assets	**$0.03**
TOTAL ASSETS	**$29,998.46**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Amex CC x12005	23,025.03
Total Credit Cards	**$23,025.03**
Other Current Liabilities	
Payroll Liabilities	0.00
Taxes Payable	
Sales Tax Payable	0.00
Total Taxes Payable	**0.00**
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$23,025.03**
Total Liabilities	**$23,025.03**

Golden Hour

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
Lara Hayes	10,623.27
Partner Contributions Barclay Stratton	9,245.61
Partner Contributions Lara Hayes	71,732.00
Partner Distributions Barclay	-302.03
Barclay	3,161.58
Total Partner Distributions Barclay	**2,859.55**
Partner Investments	0.00
CREDIT CARD (3920) - 4 (Personal CC)	0.00
Total Partner Investments	**0.00**
Retained Earnings	0.00
Net Income	-87,487.00
Total Equity	**$6,973.43**
TOTAL LIABILITIES AND EQUITY	**$29,998.46**

Golden Hour

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-87,487.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
House Account Receivable	0.00
Inventory Asset (Beverage)	-12,018.41
Loan to Mirian Lucero	0.00
Petty Cash Fund	-588.00
Accounts Payable (A/P)	0.00
Amex CC x12005	14,527.92
Payroll Liabilities	0.00
Taxes Payable:Sales Tax Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,921.51**
Net cash provided by operating activities	**$ -85,565.49**
FINANCING ACTIVITIES	
Lara Hayes	10,623.27
Partner Contributions Barclay Stratton	-280.15
Partner Contributions Lara Hayes	-68,091.59
Partner Distributions Barclay	-2,203.25
Partner Distributions Barclay:Barclay	3,161.58
Retained Earnings	140,627.30
Net cash provided by financing activities	**$83,837.16**
NET CASH INCREASE FOR PERIOD	**$ -1,728.33**
Cash at beginning of period	19,120.35
CASH AT END OF PERIOD	**$17,392.02**